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13010858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6910 PACIFIC STREET, STE. 214
(No. and Street)

OMAHA, NE 68106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL HASSLER (402) 423-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, PC
(Name -- *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD. STE 100 LA VISTA, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PAUL HASSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPECTRUM CAPITAL, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GENERAL NOTARY - State of Nebraska
JONATHAN DUIS
My Comm. Exp. May 3, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

SPECTRUM CAPITAL, INC.

FINANCIAL STATEMENTS

December 31, 2012

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Spectrum Capital, Inc.

Table of contents

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8 – 11
SUPPLEMENTARY SCHEDULES	
Schedule I -Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1	12
Schedule II - Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	13
Statement on Exemption under SEC Rule 15c3-3:	
Schedule III - Information Relating to Possession or Control Requirements	14
Schedule IV - Computation of Reserve Requirements	15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL	16 –17
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	18 - 19

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Spectrum Capital, Inc., an Iowa S Corporation, as of December 31, 2012, and the related statements of income, changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Capital, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goracke & Associates P.C.

La Vista, Nebraska
February 5, 2013

SPECTRUM CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	43,932
Receivable - other		3,299
Prepaid expenses		31,150
Total current assets		78,381
FURNITURE AND EQUIPMENT		
Furniture and equipment		89,455
Less accumulated depreciation		(89,455)
Net furniture and equipment		-
OTHER ASSETS		
Note receivable		568,000
Prepaid expenses - long-term		14,286
Total other assets		582,286
TOTAL ASSETS	$	660,667

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	13,386
Total current liabilities		13,386
LONG-TERM LIABILITIES		
Deferred Gain on Sale		299,161
Total long-term liabilities		299,161
STOCKHOLDER'S EQUITY		
Common stock; $150 par value; 20,000 shares authorized and 100 shares issued and outstanding		15,000
Paid-in capital		583,000
Accumulated deficit		(249,880)
Total stockholder's equity		348,120
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	660,667

See accompanying notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES		
Commissions	$	349,231
Gain on sale of assets	$	74,791
Miscellaneous		533
Total Revenues		424,555
EXPENSES		
Commissions		52,078
Management fee		47,608
Salaries		131,180
Payroll taxes		9,920
Employee benefits		13,917
Rent		46,662
Computer/Data communications		19,572
Licensing fees		12,767
Professional fees		12,287
Postage		2,190
Telephone		7,797
Office		4,328
Miscellaneous		3,138
Depreciation		452
Travel		2,118
Meals and entertainment		1,583
Dues and subscriptions		1,972
Printing		178
Insurance		27,969
Marketing		98
Sales meeting		3,709
Taxes - other		1,113
Total Expenses		402,636
NET PROFIT	$	21,919

See accompanying notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2012

	Issued Shares		Common Stock		Paid-In Capital		Accumulated Deficit		Stockholder's Equity
December 31, 2011	100	$	15,000	$	583,000	$	(271,799)	$	326,201
Net profit	-		-		-		21,919		21,919
December 31, 2012	100	$	15,000	$	583,000	$	(249,880)	$	348,120

See accompanying notes to financial statements.

CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

Year Ended December 31, 2012

Subordinated Liabilities, December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2012	$ -

See accompanying notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit	$	21,919
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		452
Gain on sale of assets		(74,791)
Decrease in receivable - other		1,117
Decrease in prepaid expenses		24,106
Increase in accrued expenses		10,598
Net cash provided by operating activites		(16,599)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(16,599)
Cash and Cash Equivalents, Beginning of the Year		60,531
Cash and Cash Equivalents, End of the Year	$	43,932
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE A - ORGANIZATION AND BUSINESS

On January 26, 2011 the Company entered into a sale agreement with SagePoint Financial (see Note I). Spectrum Capital, Inc. (the Company) was an introducing broker-dealer with the Financial Industry Regulatory Authority (FINRA). The Company was engaged in the sale of mutual funds, stocks, bonds, variable annuities and variable universal life insurances. The Company executed and cleared trades through an unaffiliated brokerage firm on a fully disclosed basis. After the sale the Company earns revenue by wholesaling variable annuities, variable life products and fixed insurance. It also earns commissions for a period of 60 months from the date of closing for products sold by the registered representatives that are affiliated with the new entity, Spectrum SagePoint Group.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns commissions for wholesaling variable annuities and variable life products and fixed insurance. It also earns commissions for a period of 60 months from the date of closing for products sold by the registered representatives that were affiliated with the new entity, Spectrum SagePoint Group. This commission revenue is recognized when earned.

Furniture and Equipment

All furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When furniture and equipment are

Furniture and Equipment – (Continued)

retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditure for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2012 was $452.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2012.

Income Taxes

The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2012. The federal and state income tax returns of the Company for 2011, 2010, 2009 are subject to examination by the IRS and The State of Nebraska generally for 3 years after they are filed.

Commission receivable and other receivables

All receivables have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Compensated Absences

Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2012 was deemed immaterial and not accrued.

Notes to Financial Statements

Subsequent Events

Subsequent events were evaluated through February 5, 2013 which is the date the financial statements were available to be issued. There are no subsequent events.

NOTE C – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital equivalent to $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2012 the Company had net capital of $30,545 which was $25,545 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.4382 to 1 as of December 31, 2012.

NOTE D – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Premier Financial, Inc. During the year ended December 31, 2012, the Company paid its parent company for the following items:

Management fees	$	47,608
Reimbursement of Employee Benefits and Insurance		20,749

The Company paid its sole shareholder for the following item:

Commission	$	6,790

In addition the Company loaned Premier Financial, Inc. $568,000 during the 2011. The note bears no interest and there is no repayment schedule at the present time.

NOTE E – CONCENTRATIONS AND CREDIT RISKS

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

A significant amount of the Company's income is derived from its relationship with SagePoint as described in Note A.

NOTE F - RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The company does own the account balance.

Notes to Financial Statements

NOTE G - OPERATING LEASE

The Company leases its office space under a lease ending May 31, 2013, which calls for monthly rent of $3,443 in the first year of the lease. It also leases office equipment of $758 per month under leases ending in 2012 and 2014:

Minimum lease payments as of December 31:	
2013	21,766
2014	2,568
2015	-
2016	-

Total rent expense for all operating leases was $46,662 for the year ended December 31, 2012.

NOTE H - RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) plan. Under the plan, the employee may make contributions of up to $11,500 annually. The Company has chosen to make non-elective contributions of 2%. Included in employee benefits expense, the plan expense was $2,533 for the year ended December 31, 2012.

NOTE I - SALE OF THE COMPANY'S ASSETS

The Company signed an agreement with SagePoint Financial to sell certain assets of the Company including registered representative agreements, bank-based representative agreements, bank office space agreements, bank/broker records, client accounts, and the rights to future payments from pre-closing security transactions. The agreement was signed on January 26, 2011, closing took place on April 15, 2011 and full-transfer of all accounts was completed on July 8, 2011. A portion of the purchase price is contingent upon the ability of the registered representatives that comprise the new entity called Spectrum SagePoint Group to produce gross commission amounts set forth in the sale agreement. If the brokers do not produce the minimum amounts the buyer is able to receive a refund of part of the purchase price.

During 2012 the Company entered into a non-binding agreement to sell some or all of Spectrum Capital, Inc. pursuant to regulatory review and approval. The agreement states that the purchaser will buy 51% of the Company. Pursuant to the agreement the Company filed an amended FINRA Continuing Membership Application (Form 1017) with FINRA. The Continuing Membership Application is filed pursuant to NASD Rule 1017 in which the Applicant seeks approval from FINRA for a change in ownership, control or business operations. As of the date of this report regulatory approval has not been received.

SUPPLEMENTAL SCHEDULES

SPECTRUM CAPITAL, INC.

Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2012

Schedule I

AGGREGATED INDEBTEDNESS:		
Total Liabilities		$ 13,386
Total Aggregate Indebtedness		$ 13,386
NET CAPITAL:		
Credit items:		
Common stock	$ 15,000	
Additional paid-in capital	583,000	
Accumulated deficit	(249,880)	348,120
Deduct Nonallowable Assets:		
Receivables	3,299	
Property and other assets, net of accumulated depreciation and amortization	-	
Prepaid and other assets	314,277	317,576
Net Capital		$ 30,545
CAPITAL REQUIREMENTS		
Minimum dollar requirements		$ 5,000
Net Capital exceeding requirements		25,545
Net Capital		$ 30,545
Percentage of Aggregate Indebtedness to Net Capital		43.82%

SPECTRUM CAPITAL, INC.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report

December 31, 2012

	Schedule II
Aggregate indebtedness per audit report	$ 13,386
Aggregate indebtedness per FOCUS report	13,385
Difference	$ 1
Net capital per audit	$ 30,545
Net capital per FOCUS report	30,547
Difference	$ (2)

SPECTRUM CAPITAL, INC.

Information Relating to Possession or Control Requirements
December 31, 2012

Schedule III

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SPECTRUM CAPITAL, INC.

Computation of Reserve Requirement
December 31, 2012

Schedule IV

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Spectrum Capital, Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We consider the following deficiency in the Company's internal control to be a material weakness.

Segregation of Duties

At present the Company does not have enough employees to fully segregate duties. Segregation of duties is a critical feature in any internal control structure.

We identified the following we considered to be significant deficiencies in internal control.

Use of user identification and passwords – Accounting software

At present the Company does not require user id's or passwords to access the accounting system. Passwords decrease the likelihood of unauthorized access to the accounting system. User id's allow the Company's management to track who created, modified or deleted any transaction. In the event of a fraud or other misappropriation of assets at the Company such information would allow the Company to determine responsibility for the fraud.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
February 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Spectrum Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Spectrum Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Spectrum Capital, Inc.'s management is responsible for the Spectrum Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, less revenues reported on the FOCUS reports for the period from January 1, 2012 to December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
February 5, 2013